UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of August 26, 2022

Commission File Number 000-56365

Adastra Holdings Ltd.

(Translation of registrant's name into English)

5451 - 275 Street, Langley, British Columbia  Canada  V4W 3X8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SUBMITTED HEREWITH

99.1	News Release dated June 29, 2022

99.2	News Release dated August 17, 2022

99.3	News Release dated August 22, 2022

99.4	Financial Statements for June 30, 2022

99.5	Management's Discussion and Analysis for June 30, 2022

99.6	CFO Certification for June 30, 2022

99.7	CEO Certification for June 30, 2022

99.8	News Release dated August 26, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adastra Holdings Ltd.

/s/ Michael Forbes
Michael Forbes, Chief Executive Officer
Date: August 26, 2022